PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265




                                           Public Meeting held October 2, 1997

Commissioners Present:

         John M. Quain, Chairman
         Robert K. Bloom, Vice Chairman
         John Hanger, Statement attached
         David W. Rolka
         Nora Mead Brownell

Joint Application of Atlantic City                   A-00091675F.0002
Electric Company (ACE), Delmarva Power &
Light Company (Delmarva), and Conectiv,
Inc. (Conectiv) for the transfer of
control of ACE and Delmarva to Conectiv.


                                OPINION AND ORDER

BY THE COMMISSION:


     On March 24, 1997, Atlantic City Electric Company ("ACE"), Delmarva Power & Light Company ("Delmarva"), and Conectiv, Inc. ("Conectiv"), filed the joint application captioned above at A-00091675F.0002 pursuant to Chapter 11 of the Pennsylvania Public Utility Code, 66 Pa. C.S. ss.ss. 1101, et seq. for approval of the transfer of control of ACE and Delmarva to Conectiv. ACE is a wholly owned subsidiary of Atlantic Energy, Inc. ("AE"). AE will be merged with and into Conectiv, with Conectiv the surviving corporation. AE will, therefore, cease to exist. Delmarva and ACE will become wholly owned subsidiaries of Conectiv. On September 26, 1997, attorneys for the applicants filed a supplementary letter pointing out that through an intermediate subsidiary AE also owns a 50 percent partnership interest in Harrisburg Steam Works, Ltd.
(HSW), a jurisdictional utility providing retail steam service within Pennsylvania. HSW is not a party to the instant application, however.

     ACE, a New Jersey Corporation, is a public utility primarily engaged in the generation, transmission, and distribution of electric energy in the southern one-third of New Jersey. ACE owns undivided interests in the Keystone Generating Station, the Conemaugh Generating Station, the Conemaugh- Conestone EHV Transmission Line and the Peach Bottom Station in Pennsylvania, and is a member of the PJM. ACE has no retail utility customers in Pennsylvania, receives no gross operating revenue for service rendered pursuant to tariffs filed with the Commission for intrastate service within Pennsylvania and operates no facilities within the Commonwealth for electric generation, electric or gas transmission or electric or gas distribution.

     Delmarva, a Delaware and Virginia corporation, is an investor owned public utility that provides predominately electric service in Delaware, ten primarily eastern shore counties in Maryland, and the Eastern Shore area of Virginia and gas service in northern Delaware. Delmarva owns undivided interests in the Keystone Generating Station, the Conemaugh Generating Station, the Conemaugh-Conestone EHV Transmission Line and the Peach Bottom Station in Pennsylvania, and is a member of the PJM. Delmarva has no retail utility customers in Pennsylvania, receives no gross operating revenue pursuant to tariffs filed with the commission for interstate service within Pennsylvania, and operates no facilities within the Commonwealth for electric generation, transmission or distribution.

     Conectiv was incorporated under the laws of Delaware on August 8, 1996. AE and Delmarva each owns 50% of the capital stock of Conectiv. Following certain intermediate transactions, Delmarva will become a direct wholly owned subsidiary of Conectiv and AE will cease to exist. AE's direct subsidiaries, including ACE, will become direct subsidiaries of Conectiv and HSW will become a 50-percent-owned second-level subsidiary of Conectiv.

     As a result of the mergers, (i) each issued and outstanding share of Delmarva common stock will be converted into one share of Conectiv common stock; and (ii) each issued and outstanding share of AE common stock will be converted into .75 shares of Conectiv common stock and .125 shares of Conectiv Class A common stock. Accordingly, the current common shareholders of AE will own 39.4% of the Conectiv common stock and 100% of the Conectiv Class A common stock and the current common shareholders of Delmarva will own 60.6% of the Conectiv Common Stock (based on the capitalization of each company at December 31, 1996). Shares of Conectiv Common Stock will represent approximately 94% of the voting power of the common stock, and shares of Conectiv Class A Common Stock will represent approximately 6% of that voting power. The mergers will not affect the debt securities or the preferred stock of either Delmarva or ACE.

     As a result of the mergers, ACE and Delmarva will become wholly owned subsidiaries of Conectiv, a new holding company. Therefore, the Mergers will result in transfers of control of both ACE and Delmarva, through the aforementioned stock transfers, constituting the transfer of utility property within the intendment of Section 1102(a)(3) of the Code. Since ACE and Delmarva will continue to exist as operating companies, none of their undivided interests described above will be physically transferred to Conectiv.

     The Merger Agreement required the approval of the shareholders of common stock in Delmarva and AE. The common shareholders of both these entities approved the merger agreement on January 30, 1997.

     The Applicants contend that the Mergers will provide opportunities to achieve benefits for their respective shareholders, customers, employees and communities that would not be available if they were to remain separate companies. The anticipated benefits to be achieved through the Mergers include: economies of scale with associated cost savings, competitive prices and services, and a more balanced customer base. The applicants also expect that the combined entities under Conectiv's new holding company system will have increased financial flexibility and greater access to the regional market. We note that Standard & Poor's rates the proposed merger of ACE and Delmarva as "positive". Although we have elevated concern over market power in our ongoing evaluation of utility mergers, our market power analysis based upon the federal government Guidelines demonstrates that no additional market power will be created as a result of the Delmarva/ACE merger. Conectiv will still be among the smallest utilities in the country, as well as within the PJM. S&P currently rates Delmarva's senior debt A and ACE's senior debt A-. S&P's positive rating on the proposed merger reflects the rating agency's belief that Conectiv should be financially stronger than the now separate utilities. There should be no direct effect upon rates paid by Pennsylvania consumers of other utilities, at this time, but, a more efficient Conectiv carries the prospect of lower-cost power becoming available to PJM, which could benefit consumers in central and eastern Pennsylvania.

     The parties, in their application and in the supplementary letter, ask that we grant additional relief in the form of "all relief appropriate under Chapter 21" of the Code. To the extent that the agreement governing the proposed merger may be an affiliated interest agreement, the approval requested is appropriate. There may also need to be new or revised affiliated interest agreements filed by the domestic utility, HSW, following the merger. We will consider those agreement(s) when and if filed.

     Our  review  of the  subject  Applications  leads us to  conclude  that the proposed merger is necessary or proper for the service, accommodation, convenience, or safety of the public, that the Joint Application should be approved and the relief under Chapter 21 be granted as requested; THEREFORE,

     IT IS ORDERED:

     1. That the Joint Application of Atlantic City Electric Company (ACE), Delmarva Power & Light Company, (Delmarva), and Conectiv, Inc. (Conectiv) for the transfer of control of ACE and Delmarva to Conectiv through a transfer of stock be, and hereby is approved and that a Certificate of Public Convenience be issued evidencing such approval.

     2. That the merger agreement among the applicants is hereby approved as an affiliated interest agreement pursuant to Chapter 21 of the Public Utility Code.

     3. That within thirty days following the consummation of the transactions described in Ordering Paragraph No. 1, above, Atlantic City Electric Company and/or Delmarva Power and Light Company notify this Commission of the effective date of the merger.

     4. That within 120 days of the consummation of the merger, Harrisburg Steam Works, Ltd., file such new or amended affiliated interest agreements as may be appropriate to govern transactions between that utility and its affiliates.

     5. That a copy of this Order be served on Harrisburg Steam Works, Ltd., in addition to the parties of record.

                                                      BY THE COMMISSION,

                                                      James J. McNulty
                                                      Acting Secretary


(SEAL)

ORDER ADOPTED:  October 2, 1997
ORDER ENTERED:  October 3, 1997



                     PENNSYLVANIA PUBLIC UTILITY COMMISSION
                            Harrisburg, Pennsylvania


JOINT APPLICATION OF ATLANTIC CITY                       PUBLIC MEETING-
ELECTRIC COMPANY, DELMARVA POWER &                       OCTOBER 2, 1997
LIGHT COMPANY, AND CONECTIV, INC.                        OCT-97-FUS-1267 REV
                                                         DOCKET NO. A-00091675
                                                         F.0002

                      STATEMENT OF COMMISSIONER JOHN HANGER

     Atlantic City Electric (ACE) and Delmarva have proposed to merge into a new entity, Conectiv. Both ACE and Delmarva have existing certificates of public convenience reflecting part ownership interest of generating and transmission facilities in Pennsylvania. The merger includes a transfer of the existing certificates to Conectiv. For this reason, the proposed merger is before the Pennsylvania Commission for approval pursuant to Section 1102(a)(3) of the Public Utility Code.

     In addition, Section 2811 of The Electricity Generation Customer Choice and Competition Act gives the Commission the specific obligation to consider any likely impact on the competitive retail electricity market and impose any terms and conditions found to be necessary to preserve the benefits of a properly functioning and workable competitive retail electricity market.

     As the Staff Report indicates, the Conectiv merger has no likely negative impact on the proper functioning of a competitive retail market in Pennsylvania, and the application should be approved. In fact, the Conectiv merger unites the two smallest PJM members that were unlikely to be strong competitors in the Pennsylvania retail market. While ACE and Delmarva have not provided retail electric service in Pennsylvania previously, Conectiv is now licensed and is aggressively participating in the retail market during Pennsylvania's pilots. As a result of Conectiv's stronger presence in the retail market affecting much of Pennsylvania, it is likely that competition will be increased as a result of the merger.

--------

1 As noted in the Staff Report, the Conectiv merger has a limited impact on the concentration of market power in the PJM region, primarily because both Delmarva and ACE control such a small portion of generation in the total PJM region that includes about two-thirds of Pennsylvania, all of Delaware, New Jersey and the District of Columbia, most of Maryland, and a small part of Virginia. This merger therefore is substantially different than the merger of BG&E and PEPCO into Constellation. While Conectiv will control only about 10% of the PJM market, Constellation, if it receives final approval, will control 22% of all sales and 26% of all capacity in the PJM region, making it significantly more powerful than any other PJM company and the eighth largest electric utility in the nation.



     A merger that results in Conectiv, or the proposed merger of BG&E and PEPCO to form Constellation, could affect the Pennsylvania retail market even if the entities do not actively participate as licensed suppliers in Pennsylvania. There is no Pennsylvania retail market for generation that stands separate from the PJM regional market. If the PJM regional market were polluted by an overconcentration of ownership of generating facilities in Maryland, Delaware or New Jersey, Pennsylvania consumers would bear the consequences. It is for this reason that the merger of two companies outside of Pennsylvania but within the same market as Pennsylvania is of great consequence to Pennsylvania. Consequently, it is critical that FERC as well as each state Commission within regional markets consider the impact of a proposed merger on retail competition.

     As I pointed out in my May 22, 1997 Statement in the Constellation merger case, a jurisdictional breakdown could occur unless FERC and the states work together in addressing the impact of a proposed merger on competitive markets. If FERC does not consider the impact on retail regional markets, or if the merging companies are located in a state that has not yet adopted retail competition, a proposed merger could harm retail competition without meaningful review by any agency of government. This Commission, FERC, and indeed every state with jurisdiction to do so must review fully any proposed merger to ensure that the new competitive markets may develop successfully.

     Finally, PJM has not yet successfully reformulated itself as an Independent System Operator operating a competitive Power Exchange. An Independent System Operator can be useful in minimizing some, but not all, negative impacts of market power concentrations. I again urge FERC to resolve quickly the various PJM filings. It is now imperative that a cloud of uncertainty be lifted via a final decision from FERC. Almost any final answer, even a misguided one, would be better than the continual absence of a FERC determination.




--------------------                               --------------------------
         DATED                                     JOHN HANGER, COMMISSIONER




                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION


              IN THE MATTER OF THE APPLICATION OF: A-00091675F.0002


Joint Application of Atlantic City Electric Company (ACE), Delmarva Power & Light Company (Delmarva), and Conectiv, Inc. (Conectiv) for the transfer of control of ACE and Delmarva to Conectiv.


     The Pennsylvania Public Utility Commission hereby certifies that after an investigation and/or hearing, it has, by its report and order made and entered, found and determined that the granting of the application is necessary or proper for the service, accommodation, convenience and safety of the public and hereby issues to the applicant this CERTIFICATE OF PUBLIC CONVENIENCE evidencing the Commission's approval.

          In Witness Whereof, The PENNSYLVANIA PUBLIC UTILITY COMMISSION has caused these presents to be signed and sealed, and duly attested by Its Secretary at its office in the city of Harrisburg this 2nd day of October 1997.


                                                     Acting Secretary